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                               March 15, 2022

       Jonathan Litt
       Chief Investment Officer
       Land & Buildings Investment Management, LLC
       1 Landmark Square, 17th Floor
       Stamford, Connecticut 06901

                                                        Re: Ventas, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed by Jonathan Litt, Land
                                                            & Buildings Capital
Growth Fund, LP, L&B Opportunity Fund, LLC et al.
                                                            Filed March 7, 2022
                                                            File No. 001-10989

       Dear Mr. Litt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Additional Information, page 21

   1. Please advise us when Land & Buildings anticipates distributing the proxy statement.
                                                        Given that reliance on
Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant
distributes its proxy statement, Land & Buildings will accept all legal risk in connection with
distributing the initial definitive proxy statement without all required disclosures and should
undertake to subsequently provide any omitted information in a supplement in order to
mitigate that risk.
       General

   2.                                                   As discussed with Land
& Buildings    counsel, future soliciting material, including the
                                                        proxy statement, will
reference a color of proxy card other than white.
 Jonathan Litt
Land & Buildings Investment Management, LLC
March 15, 2022
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameJonathan Litt
                                                  Division of Corporation
Finance
Comapany NameLand & Buildings Investment Management, LLC
                                                  Office of Mergers &
Acquisitions
March 15, 2022 Page 2
cc:       Meagan Reda
FirstName LastName